October 11, 2010
ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE
MILWAUKEE, WI  53202-5306
414.271.2400 TEL
414.297.4900 FAX
foley.com

WRITER'S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
092233-0112

Via EDGAR and Federal Express

Mr. H. Christopher Owings Assistant Director U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549

Re:
Integrys Energy Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 1, 2010
Form 10-K/A for Fiscal Year Ended December 31, 2009
Filed April 23, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 5, 2010
File No. 001-11337

Dear Mr. Owings:

On behalf of our client, Integrys Energy Group, Inc. (the “Company”), a Wisconsin corporation, set forth below are the Company’s responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 28, 2010, with respect to the above-referenced filings.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the Company’s responses (in regular type).

Form 10-K for Fiscal Year Ended December 3l, 2009

Risk Factors, page 15

1.
We note your statements in the second and third sentences of the first paragraph in this section.  You should describe all of your material risks.  If risks are not deemed to be material, then you should not reference them.  Accordingly, please delete the second and third sentences of the first paragraph in this section.

Response:

The Company respectfully advises the Staff that the Company will remove the second and third sentences of the first paragraph in this section in future filings with the Commission.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. H. Christopher Owings
October 11, 2010

Definitive Proxy Statement on Schedule 14A

Related Person Transaction Policy, page 12

2.
Please discuss the standards that your governance committee applies in determining whether or not a related person transaction is not or was not contrary to your best interests.  See Item 404(b)(1)(ii) of Regulation S-K.

Response:  The Company respectfully advises the Staff that, in future filings, the Company will discuss the standards that the governance committee applies in determining whether or not a related person transaction is not or was not contrary to the Company’s best interests.  The disclosure will be similar to the following:

“The governance committee’s decision whether or not to approve or ratify a related person transaction is to be made in light of the governance committee’s determination that consummation of the transaction is not or was not contrary to our best interests.  In determining whether or not a related person transaction is not or was not contrary to our best interests, the governance committee considers the facts and circumstances regarding such transaction, including, among other things, the amounts involved, the relationship of the related person with our company and the terms that would be available in a similar transaction with an unaffiliated third party.  The directors also consider their fiduciary duties, our company’s obligations under applicable securities law, including disclosure obligations and director independence rules, and other applicable law in evaluating any related person transaction.”

Executive Compensation, page 35

3.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.  We note your disclosure on page 39 under "Consideration of Risks Associated with Executive Compensation Program." Item 402(s) of Regulation S-K requires disclosure of risks arising from your compensation policies and practices with respect to all of your employees, and not just your named executive officers.

Response:  The Company respectfully advises the Staff that the basis for its conclusion that disclosure was not necessary in response to Item 402(s) of Regulation S-K was the determination of both the Compensation Committee of the Company’s Board of Directors and the Company’s management that the risks arising from the Company’s compensation policies and practices for its employees were not reasonably likely to have a material adverse effect on the Company.

Item 402(s) of Regulation S-K provides in relevant part as follows:

“To the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant, discuss the registrant’s policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives.”

Mr. H. Christopher Owings
October 11, 2010

To determine whether (a) the risks arising from the Company’s compensation policies and practices for its employees were reasonably likely to have a material adverse effect on the Company and (b) disclosure was therefore required under Item 402(s) of Regulation S-K, the Compensation Committee and management engaged in a process of evaluation of the Company’s compensation policies and practices for its employees and the risks arising therefrom.  The Company’s outside counsel and the compensation consultant engaged by the Compensation Committee assisted in this evaluation.  The evaluation process began with management taking an inventory of the Company’s compensation arrangements and identifying the risks arising from the arrangements as well as measures the Company has taken to mitigate such risks.  Specifically, management (a) assessed the key compensation policies from a risk perspective, (b) identified the risks disclosed in the Company's most recent Annual Report on Form 10-K, (c) determined the impact of compensation policies and practices on such risk factors, (d) determined whether additional risks, not previously disclosed as a risk factor, might be created from the Company’s compensation policies and practices, and (e) determined whether any disclosure was necessary (namely, whether any identified risks were reasonably likely to have a material adverse effect).  The Compensation Committee then reviewed management’s process and the conclusions that management reached.

Based on this process, management and the Compensation Committee determined that the risks arising from the Company’s compensation policies and practices for its employees were not reasonably likely to have a material adverse effect on the Company.  Accordingly, the Company concluded that disclosure was not required in response to Item 402(s) of Regulation S-K.

In future filings, the Company will include disclosure similar to the following (this disclosure is based on the Company’s 2009 disclosure and will be updated for the specific circumstances of the year in which disclosure is being made):

“Compensation Risk Assessment

The compensation committee and management engaged in a process of evaluation of our compensation policies and practices for our employees and the risks arising therefrom.  The company’s outside counsel and the compensation consultant engaged by the compensation committee assisted in this evaluation.  The evaluation process began with management taking an inventory of our compensation arrangements and identifying the risks arising from the arrangements as well as measures we have taken to mitigate such risks.  Specifically, management (a) assessed the key compensation policies from a risk perspective, (b) identified the risks disclosed in our most recent Annual Report on Form 10-K, (c) determined the impact of compensation policies and practices on such risk factors, (d) determined whether additional risks, not previously disclosed as a risk factor, might be created from our compensation policies and practices, and (e) determined whether any disclosure was necessary (namely, whether any identified risks were reasonably likely to have a material adverse effect).  The compensation committee then reviewed management’s process and the conclusions that management reached, and concluded that our employee compensation programs are designed with the appropriate balance of risk and reward in relation to our overall business strategy and do not incent executives or other employees to take unnecessary or excessive risks.  As a result, we believe that risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the company.”

Mr. H. Christopher Owings
October 11, 2010

Compensation Discussion and Analysis, page 35

Key Components of the Executive Compensation Program, page 40

Base Salary, page 41

4.
To the extent to which you engaged in benchmarking with respect to each named executive officer's base salary, please identify the benchmark and the benchmark components, including component companies.  Sec Item 402(b)(2)(xiv) of Regulation S-K.

Response:  The Company respectfully advises the Staff that, in future filings, if the Company engages in benchmarking, the Company will identify the component companies.  The disclosure will be similar to the following (this disclosure is based on the 2010 custom peer group, as it has changed significantly from the peer groups used in 2009):

“Base salary is used to provide annual cash income to executives to compensate them for services rendered during the fiscal year.  At least annually, the committee’s compensation consultant reviews competitive market benchmark data with the compensation committee.  Market comparisons are based on the median (50th percentile) base salary for substantially equivalent positions of companies in a custom peer group, depending on the position.  The companies that compromise the peer group are:

AGL Resources Inc.	NSTAR
Allegheny Energy, Inc.	NV Energy, Inc.
Alliant Energy Corporation	OGE Energy Corp.
Ameren Corporation	Pepco Holdings, Inc.
Atmost Energy Corporation	Pinnacle West Capital Corporation
Avista Corporation	PNM Resources, Inc.
CenterPoint Energy, Inc.	Portland General Electric Company
CMS Energy Corporation	PPL Corporation
DPL Inc.	Progress Energy Inc.
DTE Energy Company	SCANA Corporation
Energen Corporation	Sempra Energy
EQT Corporation	TECO Energy, Inc.
Hawaiian Electric Industries, Inc.	Westar Energy, Inc.
MDU Resources Group, Inc.	Wisconsin Energy Corporation
Nicor, Inc.	Xcel Energy Inc.
Northeast Utilities System

Mr. H. Christopher Owings
October 11, 2010

Short-Term Incentive Compensation, page 41

5.
Please discuss how your compensation committee adjusts consolidated net income attributed to common shareholders to reach the Consolidated Net Income figure that is a component of your Executive Incentive Plan.

Response:  The Company respectfully advises the Staff that the definitive proxy statement contained, on page 45, the following disclosure: “These adjustments were all for one-time items including adjustments related to goodwill impairments, restructuring expenses accrued in 2009 that related to a reduction in workforce planned for 2010, and several adjustments related to the restructuring of our nonregulated business.”  While the Company understands that this disclosure does not identify the specific dollar amount of each adjustment, it does state how the Compensation Committee adjusted the consolidated net income.  The Company does not believe that identification of each specific dollar amount of each adjustment is material information that is necessary to an understanding of the Company’s compensation arrangements.  Rather, the Company believes that the material information is that the adjustment occurred and that the adjustment resulted in the named executive officers receiving more short-term incentive compensation than they would have otherwise received.  Nonetheless, in future filings, the Company will enhance the disclosure to read similar to the following (this disclosure is based on the Company’s 2009 disclosure and will be updated for the specific circumstances of the year in which disclosure is being made):

“With respect to all of the named executive officers, consolidated net income was determined to be between threshold and target levels set for 2009.  In making this determination, the compensation committee concluded that certain adjustments to our consolidated net income as reported in our 2009 Form 10-K were appropriate because the underlying events were non-recurring in nature and the accounting effects of these items on our consolidated net income were not indicative of the performance of our named executive officers during 2009.  The adjustments were all for one-time items including adjustments related to goodwill impairments, restructuring expenses accrued in 2009 that related to a reduction in workforce planned for 2010, and several adjustments related to the restructuring of our nonregulated business.  The total adjustment to our consolidated net income was $295.7 million, with the largest adjustment resulting from the noncash charge for goodwill impairments.”

Mr. H. Christopher Owings
October 11, 2010

6.
Please disclose your threshold, target and superior levels with respect to the financial measures listed below or explain to us why you have chosen not to disclose such information based on Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations.

•	Consolidated Net Income

•	Financial measures associated with business restructuring of Integrys Energy Services; net invested capital, value at risk and Integrys Energy Group Parental Guarantees deployed

•	Net income for regulated subsidiaries

Response:  As the Company has previously advised the Staff, via correspondence dated October 15, 2007 and January 24, 2008, responding to Staff comments dated August 21, 2007 (Staff examiner Ellie Quarles, Special Counsel) and December 7, 2007 (Staff examiner Ellie Quarles, Special Counsel), the Company believes this disclosure is not material information that is necessary to an understanding of the Company’s compensation arrangements (as discussed more fully below), and the Company believes this information is confidential as its disclosure would cause competitive harm to the Company (a detailed explanation of the Company’s confidentiality analysis is set forth below).  In the future, if the Company determines that this disclosure is material, then it will conduct a confidentiality analysis to determine whether the financial measures need to be disclosed.  The Company confirms to the Staff that it understands, in this circumstance, any financial measure that has already been disclosed publicly should be disclosed in the proxy statement.

The Company also respectfully advises the Staff that the only financial performance target used for 2010 is based on consolidated net income before expenses for annual incentive plan compensation. The Company will disclose this financial performance target in its upcoming 2011 proxy statement, which discusses 2010 executive compensation.

Set forth below is the Company’s confidentiality analysis respecting the 2009 financial measures:

First, the Company respectfully submits that the financial measures are not “material information that is necessary to an understanding” of the Company’s policies and decisions regarding its compensation arrangements for our named executive officers.  See Instruction 1 to Item 402(b).  As noted in the Staff Observations in the Review of Executive Compensation Disclosure, under Item 402(b), performance measures need be disclosed only “[i]f a company determines they are material.”  The Company believes that the financial measures are not material to an understanding of its executive compensation disclosure because they would not enhance an investor’s understanding of the likelihood of any given payout level being achieved under the plan. Instead, the Company included in the proxy statement, on page 44, disclosures as to the difficulty of achieving targets, including the undisclosed financial measures.

Mr. H. Christopher Owings
October 11, 2010

Second, the Company respectfully submits that disclosure of the financial measures would likely cause competitive harm to the Company and, by extension, cause harm to the Company’s shareholders, unless a financial measure has already been publicly disclosed.  Instruction 4 to Item 402(b) of Regulation S-K indicates that “[r]egistrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee . . . the disclosure of which would result in competitive harm for the registrant.”  Instruction 4 further indicates that the standard to use in determining whether disclosure would cause competitive harm is the standard applied under 17 C.F.R. §§ 230.406 and 240.24b-2, both of which incorporate the criteria for non-disclosure of 17 C.F.R. § 200.80, the rule adopted by the Securities and Exchange Commission under the Freedom of Information Act (5 U.S.C. § 552(b)(4)).  This standard requires that the entity seeking confidential treatment must show that it actually faces competition and that substantial competitive injury would likely result from disclosure, but does not require that an “actual adverse effect on competition . . . be shown.”  National Parks & Conservation Assoc. v. Kleppe, 547 F.2d 673, 683 (D.C. Cir. 1976).

The regulated energy industry and non-regulated energy industry are highly competitive.  If the Company’s vendors and competitors gained access to the Company’s perceptions of its immediate past operational and financial performance and beliefs relating to its future financial performance, they would be able to perceive the Company’s strategies and financial position, placing the Company at a disadvantage in negotiating favorable terms or arrangements with its vendors and giving its competitors insights to its financial performance and position that they would not otherwise have.  This tactical disadvantage could result in less favorable negotiation outcomes for the Company, resulting in higher costs to the Company.  It could negatively affect the Company’s ability to compete in the marketplace by reducing the Company’s ability to maintain or expand its business, which in turn would negatively impact the Company’s revenue and the interests of its investors.  See Burke Energy Corp. v. Department of Energy, 583 F. Supp. 507, 512 (D. Kan. 1984).

The disclosure of the Company’s financial measures, moreover, could result in misleading signals to the Company’s vendors, competitors and customers on the Company’s financial position, causing competitive harm.  The failure to achieve a financial measure at the superior level, for example, would not reflect on the Company’s financial soundness because the measure is intended to correlate to performance at a level above mere financial stability.  Such a failure, however, could be perceived as an adverse reflection on the Company’s financial stability and its ability to continue to service its customers and perform its obligations under existing or future agreements.  A perception that the Company had underperformed could be used to its detriment by vendors and competitors.  As such, concerns about perceptions of the Company’s short-term performance could influence the determination of how aggressively to set the performance measures, even though such concerns would not normally be a factor in setting performance measures that are designed to encourage long-term positive performance by the Company’s named executive officers.

7.
For each named executive officer, please identify the specific performance measure for which such named executive officer was below threshold; at or above threshold but below target; at or above target but below superior; and at or above superior.

Response:  The Company respectfully advises the Staff that, in future filings, the Company will identify the specific performance measure for which each named executive officer was below threshold; at or above threshold but below target; at or above target but below superior; and at or above superior.  The disclosure will look similar to the following (this disclosure is based on the Company’s 2009 disclosure and will be updated for the specific circumstances of the year in which disclosure is being made):

Mr. H. Christopher Owings
October 11, 2010

The table below identifies the specific performance measure for which each named executive officer was below threshold; at or above threshold but below target; at or above target but below superior; and at or above superior.  With respect to Mr. Borgard, the measures are associated with his performance after his April 2009 promotion.

Actual Measure	2009 Measure Results
Mr. Schrock:
1. TEG Consolidated Net Income	At or Above Threshold & Less Than Target
2. TEG Consolidated Employee Safety	At or Above Target & Less Than Superior
3. Combined Regulated Customer Satisfaction	At or Above Target & Less Than Superior
4. Environmental	Above Superior

Mr. O’Leary:
1. TEG Consolidated Net Income	At or Above Threshold & Less Than Target
2. TEG Consolidated Employee Safety	At or Above Target & Less Than Superior
3. Combined Regulated Customer Satisfaction	At or Above Target & Less Than Superior
4. IBS Partner Survey	At or Above Target & Less Than Superior
5. Environmental	Above Superior

Mr. Weyers:
1. Successful Resolution and Scale Down of TEGE	At or Above Target & Less Than Superior
2. Successful 2009 Credit Support for TEG	At or Above Target & Less Than Superior
3. Successful Transition to Mr. Schrock as CEO	At or Above Target & Less Than Superior

Mr. Radtke:
1. TEG Consolidated Net Income	At or Above Threshold & Less Than Target
2. Reduction of TEGE Net Invested Capital	At or Above Target & Less Than Superior
3. Reduction of TEG Credit Guarantees	At or Above Target & Less Than Superior
4. Reduction of VaR	At or Above Target & Less Than Superior
5. TEGE Health & Wellness	At or Above Target & Less Than Superior
6. TEGE Customer Satisfaction/Delight	Above Superior
7. TEG Consolidated Environmental	Above Superior

Mr. Borgard:
1. TEG Consolidated Net Income	At or Above Threshold & Less Than Target
2. MER, MGU, NSG, PGL Net Income	At or Above Threshold & Less Than Target
3. MER, MGU, NSG, PGL Employee Safety	At or Above Target & Less Than Superior
4. Combined Regulated Customer Satisfaction	At or Above Target & Less Than Superior
5. Environmental	Above Superior

Mr. H. Christopher Owings
October 11, 2010

Long-Term Incentive Compensation, page 45

8.
Please discuss your basis for allocating long-term incentive compensation at 20% restricted stock units, 60% performance share awards and 20% nonqualified stock options.  See Item 402(b)(2)(iii) of Regulation S-K.

Response:  The Company respectuflly advises the Staff that, in future filings the Company will discuss its basis for allocating long-term incentive in the manner that it does.  The disclosure will be similar to the following (this disclosure is based on the Company’s 2009 disclosure and will be updated for the specific circumstances of the year in which disclosure is being made):

“For long-term incentive awards granted to our named executive officers in February 2009, long-term incentive compensation was comprised of 20% restricted stock units, 60% performance share awards and 20% nonqualified stock options.  This mix is intended to provide balance between performance-oriented long-term incentive vehicles (performance shares and stock options) and retention-oriented long-term incentive vehicles (restricted stock).  While we also consider the mix of long-term incentives provided by our benchmark companies, we primarily structure the long-term incentive mix based on compensation objectives of the Company.  The amount of total long-term incentive received by each named executive officer is determined by the compensation committee and recommended to the board of directors, which relies on the market median data reviewed by the compensation committee (the compensation consultant provides the market median data to the committee).  In addition, the performance of each named executive officer may be considered, as discussed above.”

9.	Please discuss how you determine the number of restricted stock units and nonqualified stock options to grant. See Item 401(b)(1)(v) of Regulation S-K.

Response:  The Company respectfully advises the Staff that, in future filings, the Company will discuss how it determines the number of restricted stock units and nonqualified stock options it grants.  The disclosure will be similar to the following (this disclosure is based on the Company’s 2009 disclosure and will be updated for the specific circumstances of the year in which disclosure is being made):

“We believe that the granting of restricted stock units serves to encourage our named executive officers to direct efforts to increase shareholder value.  The number of restricted stock units granted is based on market median levels of incentive compensation, competitiveness of the total compensation package, individual performance, and the desired mix of long-term incentive awards.  The number of restricted stock units granted represents 20% of the total long-term incentive opportunity for each named executive officer.  The company’s restricted stock units have a four-year vesting schedule (25% per year), and do not give the named executive officers voting rights until vested.  With respect to the restricted stock units granted in 2009, dividends are deemed to be reinvested in additional shares of restricted stock units, which are released according to the vesting schedule.  Use of restricted stock units is designed to increase retention of executives, establish an incentive for optimizing TSR, and provide another alternative for executives to increase stock ownership in the company.  Final approval of grants is made by the board of directors after considering the recommendation of the compensation committee.”

Mr. H. Christopher Owings
October 11, 2010

“We believe that the granting of company stock options serves to encourage the named executive officers to direct efforts that will ultimately lead to an increase in shareholder value.  The number of stock options granted is based on market median levels of incentive compensation, competitiveness of the total compensation package, individual performance, and the desired mix of long-term incentive awards.  The number of stock options granted represents 20% of the total long-term incentive opportunity for each named executive officer. Consistent with the plan document, option grants have strike prices equal to the closing market price of a share of common stock on the date the options are granted.  One quarter of the options granted vest each year on the grant anniversary date.  All options have a ten-year term from the date of grant.  There are no dividends or voting rights associated with stock options.  Final approval of grants is made by the board of directors after considering the recommendation of the compensation committee.”

Form 10-K/A for Fiscal Year Ended December 31, 2009

10.
Exchange Act Rule 12b-15 requires a registrant filing an amendment to a Form 10-K to file with such amendment the certifications required under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).  In future amendments to your Form 10-K, please include such certifications.  Please confirm your understanding of this requirement.

Response:  The Company respectfully advises the Staff that the Company understands this requirement and will include in future amendments to its Form 10-K the 18 U.S.C. Section 1350 certifications.

Exhibits 31.1 and 31.2

11.
We note that you have added the word "annual" when referring to "this report" in paragraphs 2 and 4 of these exhibits.  Please delete the word "annual" in these instances and ensure that these exhibits otherwise conform to the form set forth in Item 601(b)(31)(i) of Regulation S-K.  We also note that your certifications filed as Exhibits 31.1 and 31.2 to your Form 10-K filed on February 26, 2010 conform to such form.

Response:  The Company respectfully advises the Staff that it will delete the noted words “annual” and otherwise ensure in its future filings that its certifications conform to the form set forth in Item 601(b)(31)(i) of Regulation S-K.

Mr. H. Christopher Owings
October 11, 2010

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Controls and Procedures, page 79

Changes in Internal Control, page 79

12.
We note your indication that, other than the matter noted in the first paragraph of this section, there were no changes in your internal control over financial reporting during the quarter ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Rather than state that there were no changes other than the matter noted in the first paragraph, please state that there were changes that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting and refer readers to the discussion of those changes.

Response:  The Company respectfully advises the Staff that, in future filings, the Company will revise its disclosure regarding any noted changes in internal controls over financial reporting as requested.  The disclosure will look similar to the following (this disclosure is based on the Company’s second quarter of 2010 disclosure and will be updated for the specific circumstances of the quarter in which disclosure is being made):

As set forth below, there were changes in Integrys Energy Group’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended June 30, 2010, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting:

During the second quarter of 2010, Integrys Energy Group implemented a new version of its existing finance and supply chain Enterprise Resource Planning (ERP) system, upgraded its asset management and tax provision systems, and migrated its project costing tracking from the ERP system to the asset management system, all of which are expected to more fully automate and improve the efficiency of its financial reporting process.  Integrys Energy Group updated its internal controls over financial reporting as necessary to accommodate the modifications to its business processes or accounting procedures caused by the system changes.  These system changes were the result of an evaluation of the existing systems, which indicated a need to provide for increased functionality to meet evolving business needs and were not the result of any identified deficiencies in the previous systems.

* * *

Mr. H. Christopher Owings
October 11, 2010

Additionally, as requested, the Company is also enclosing with the Federal Express copies of this response letter a written statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Enclosure (with Federal Express copies)

cc:	Charles Lee
   U.S. Securities and Exchange Commission
Charles A. Schrock
Diane L. Ford
Barth J. Wolf
   Integrys Energy Group, Inc.
Russell E. Ryba
   Foley & Lardner LLP

Integrys Energy Group, Inc.
130 East Randolph Drive
Chicago, Illinois 60601

October 11, 2010

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	Integrys Energy Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 1, 2010
Form 10-K/A for Fiscal Year Ended December 31, 2009
Filed April 23, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 5, 2010
File No. 001-11337

Ladies and Gentlemen:

Integrys Energy Group, Inc. (the “Company”), a Wisconsin corporation (File No. 001-11337), in response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 28, 2010, with respect to the above-referenced filing (the “Filing”), hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing.

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing.

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INTEGRYS ENERGY GROUP, INC.

By:
Barth J. Wolf
Vice President, Chief Legal Officer and
Secretary